UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 10-SB

General Form for Registration of Securities of Small Business Issuers
  Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                 Corrections Systems International, Inc.
                     (Name of Small Business Issuer
                            in its charter)

    Florida
(State or other jurisdiction              (I.R.S. Employer
of incorporation or organization)          Identification
                                               number)


                     3040 East Commercial Boulevard
                    Fort Lauderdale, Florida 33308
              (Address of principal executive offices) (Zip Code)

          Issuer's telephone number     (954) 772-2297


Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
                    Common Stock, $.001 par value
                           (Title of class)

Forward-Looking Statements and Associated Risk.   This Registration
Statement contains forward-looking statements including statements regarding, among other items, CSII's growth strategies, and anticipated
trends in CSII's business and demographics.   These forward-looking
statements are based largely on CSII's expectations and are subject to a number of risks and uncertainties, certain of which are beyond CSII's
control.   Actual results could differ materially from these forward-
looking statements as a result of the factors, including among others, regulatory or economic influences.

ITEM 1.   DESCRIPTION OF BUSINESS

Corrections Systems International, Inc. was incorporated in the state
of Florida on February 8, 1988.    CSII is a wholly owned subsidiary of
Ram Venture Holdings Corp., a publicly traded Florida corporation. On March 31, 2004, the assets and liabilities of Ram were contributed at
book value to CSII.   Coincident with a reverse merger transaction
between Ram and American Apparel and Accessories, Inc., Ram decided it will distribute the common shares of CSII owned by Ram to its pre-merger shareholders upon consent approval of the stockholders of Ram Venture and American Apparel whereby the former shareholders of Ram Venture will become the owners of 100 percent of the common stock of CSII.

Pursuant to the terms of the spin-off arrangement, Ram will provide its shareholders as of the record date, April 16, 2004, one share of CSII for every share of Ram Venture owned as of the record date.

The decision to spin-off CSII was primarily due to the acquisition of American Apparel by Ram Venture, CSII's parent company, resulting in a change of control.

While CSII faces higher costs as a stand alone company, since the asset contribution, management has already begun to cut general and
administrative costs.   The higher costs CSII will occur as a stand
alone company will be primarily in legal and accounting.   CSII does
not expect to incur more than $35,000 annually in increased costs and expects to offset that with a combination of reduced general and
administrative expenses and higher revenues.    We do not expect the
additional costs to be material.   Management feels that CSII's cash
and proceeds from the sale of marketable securities and lower general and administrative expenses will be enough to offset the increased
costs faced as a separate public company.   Marketable securities will
be disposed of as cash flow is needed with an expected timetable for disposal within the next two years.

There is not expected to be any material changes in CSII's operations as a result of the asset contribution and subsequent spin-off.

On July 6, 2004, CSII effectuated a 150 for 1 forward split.

Business

CSII provides management consulting services and financial advisory
services to client companies.   Services vary depending on the nature of
the client companies' business.    Prices for CSII's services will be on a
client by client, negotiated basis.

Market

CSII shall market its services to clients located throughout the United
States.

Competitive business conditions

CSII expects to encounter substantial competition in its efforts to
locate clients.   CSII competes on the basis of price and quality of
its services.

Dependence on one or a few major customers.   CSII currently has only
one client company, Proguard Protection Services, Inc., an affiliated company

Investment Company Act and Other Regulation

CSII may participate in a business opportunity by purchasing, trading
or selling the securities of such business.   CSII does not, however,
intend to engage primarily in such activities.

Specifically, CSII intends to conduct its activities so as to avoid being classified as an investment company under the Investment Company Act of 1940, and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

Section 3(a) of the Investment Act contains the definition of an investment company, and it excludes any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading investment securities defined as all securities other than government securities or securities of majority-owned subsidiaries the value of which exceeds 40% of the value of its total assets excluding government securities, cash or cash items.

CSII intends to implement its business plan in a manner that will result in the availability of this exception from the definition of
investment company.    As a result, CSII's participation in a business
or opportunity through the purchase and sale of investment securities will be limited.

CSII's plan of business may involve changes in our capital structure, management, control and business. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment
company securities.   Since CSII will not register as an investment
company, stockholders will not be afforded these protections.

Any securities which CSII might acquire in exchange for our services or common stock will be restricted securities within the meaning of the Securities Act of 1933. If CSII elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Act, which exempts sales of securities not involving a distribution, would in all likelihood be available to permit a private sale.

Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, CSII would be required to comply with the provisions of the Act to effect such resale. An acquisition made by CSII may be in an industry that is regulated or licensed by federal, state or local authorities.
Compliance with such regulations can be expected to be a time-consuming and expensive process.


Marketable Securities

On January 15, 2002, Ram secured and exercised an option to purchase 130,000 shares of the restricted common stock of Creative Beauty Supply, Inc., a publicly held New Jersey corporation with principal
offices in Totowa, New Jersey.   Through exercise of its warrant, Ram
acquired 130,000 shares of Creative Beauty common stock at $.12 per share or $15,600 in cash.

Ram warrant was acquired during earlier discussions with CVBS in contemplation of an exchange of stock so that Ram Venture and Creative Beauty Supply, Inc. might obtain a significant position in each other's common stock.

On January 30, 2002, following completion of the exchange of stock discussions, Ram and Creative Beauty Supply, Inc. entered into an agreement for an exchange of stock pursuant to which Ram acquired 500,000 shares of the authorized but previously unissued common stock of Creative Beauty Supply, Inc. in exchange for issuance and conveyance of 2,000,000 shares of Ram's authorized but previously unissued common stock. Upon completion of the exchange of stock, CVBS had acquired 11.8% of Ram Venture's issued and outstanding common stock. For its part, when its CVBS stock acquired through exercise of the option was aggregated with the 500,000 shares acquired under the exchange of stock agreement, Ram Venture, post-closing, had acquired an 18.2% ownership interest in Creative Beauty Supply, Inc.

On March 19, 2004, Creative Beauty Supply, Inc. completed a reverse merger with Global Digital Solutions, inc. in which Creative Beauty Supply is the surviving, publicly-held corporation whose name was changed in the transaction to Global Digital solutions, Inc. Ram Venture owned 560,000 shares of the surviving corporation's Common Stock, or approximately two (2%) percent of its total ownership interest following completion of the reverse merger.

These common shares were part of the assets of Ram Venture contributed at book value to CSII on March 31, 2004.

Employees

CSII currently has no employees. Management of CSII expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is
seeking and evaluating business opportunities.   The need for employees
and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

Although there is no current plan with respect to its nature or amount, we may pay or accrue remuneration for the benefit of, CSII's officers prior to, or at the same time as the completion of a business acquisition

Mr. Norman H. Becker and Mr. Frank R. Bauer, are officers of CSII each of whom currently devotes approximately twenty (20%) percent of their time to its activities. Ms. Diane Martini, an officer of CSII, currently devotes approximately eighty (80%) percent of her time.

Seasonal Nature of Business Activities.   CSII's business activities
are not seasonal.


Item 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OF PLAN OF OPERATIONS

Liquidity and Capital Resources

CSII's unaudited balance sheet as of June 30, 2004, reflects current assets of $753,588, and total assets of $1,452,591 mainly due to marketable securities of $628,639 and securities available for sale of
$550,000.   CSII will carry out its plan of business as discussed
above.   CSII cannot predict to what extent its liquidity and capital resources will be diminished or whether its capital will be further depleted by the operating losses.

For the six months ended June 30, 2004, CSII made advances on notes receivable-related parties of $50,000 resulting in net cash used in investing activities of $50,000.

For the six months ended June 30, 2003, CSII made advances on notes receivable-related parties of $50,000 and purchased property and
equipment of $3,150.   As a result, CSII had net cash used in investing
activities of $53,150 for the six months ended June 30, 2003.

For the year ended December 31, 2003, CSII collected notes receivable-related parties of $6,500 and made advances on notes receivable-related
parties of $50,000.   Additionally, CSII purchased property and
equipment of $3,150.   As a result, for the year ended December 31,
2003, CSII had net cash used in investing activities of $46,650.

For the year ended December 31, 2002, CSII collected notes receivable-related parties of $112,500 and purchased securities available for sale
of $15,600.   As a result, for the year ended December 31, 2002, CSII
had net cash provided by investing activities of $96,900.

For the six months ended June 30, 2004, CSII received capital contributions of $250,000 repaid borrowings of $35,000 resulting in net cash provided by financing activities of $215,000.

For the six months ended June 30, 2003 and the year ended December 31, 2003, CSII did not pursue any financing activities.

For the year ended December 31, 2002, CSII received capital
contributions of $22,000 and repaid borrowings of $134,664.   As a
result, CSII had net cash used in financing activities of $112,664 for the year ended December 31, 2002.

Results of Operations

During the period from February 8, 1988 (inception) through June 30, 2004, CSII has engaged in no significant operations other than organizational activities, acquisition of capital, preparation for registration of its securities under the Securities Exchange Act of 1934, as amended.

For the six months ended June 30, 2004, CSII had a net loss of
$(120,010).   For the six months ended June 30, 2004, CSII received
dividends and interest revenue of $20,189 and had realized and
unrealized loss on marketable securities of $(48,329).   Operating
expenses for the same period were $91,870 and consisted of general and
administrative expenses of $91,686 and interest of $184.   General and
administrative expenses consisted primarily of accounting fees of $26,100, consulting fees of $4,000, insurance of $1,200, investment expense of $1,323, legal fees of $26,668, office expense of $6,254, rent of $2,350, repairs and maintenance of $2,279, stock transfer fees of $11,917, telephone of $3,651, entertainment of 3,596 and other expenses of $3,855.

For the six months ended June 30, 2003, CSII had net income of $14,992. For the six months ended June 30, 2003, CSII received total revenue of $80,271 that consisted of dividends and interest revenue of $24,040 and realized and unrealized gain on marketable securities of $56,231. Operating expenses for the same period were $65,279 and consisted of general and administrative expenses of $65,236 and interest of $43. General and administrative expenses consisted primarily of accounting fees of $22,178, consulting fees of $9,500, dues and subscriptions of $1,275, insurance of $1,179, legal fees of $1,767, office expense of $4,867, rent of 10,500, repairs and maintenance of $2,352, stock transfer fees of $1,522, telephone of $4,477, entertainment of $2,673, utilities of $1,350 and other expenses of $1,639.

The increases in accounting fees, legal fees and stock transfer fees for the six months ended June 30, 2004 compared to the six months ended June 30, 2003 were mainly due to the asset contribution and subsequent spinoff of CSII common shares to shareholders of Ram Ventures.

For the year ended December 31, 2003, CSII had a net loss of $10,641. For the year ended December 31, 2003, CSII received total revenues of $111,489 consisting of dividends and interest of $50,963, realized and unrealized gain on marketable securities of $54,001 and other income of
$6,525.   Operating expenses for the same period were $122,130 and
consisted of general and administrative expenses of $122,078 and
interest of $52.   General and administrative expenses consisted of
professional fees of $54,430, rent of $19,250 and office expense of $9,556.

For the year ended December 31, 2002, CSII had a net loss of
$(557,379).   For the year ended December 31, 2002, CSII received total
revenues of $(225,283) consisting of dividends and interest of $52,188 and realized and unrealized loss on marketable securities of
$(277,471).   Operating expenses for the same period were $332,096 and
consisted of general and administrative expenses of $148,185, interest
of $518 and provision for doubtful accounts of $183,393.   General and
administrative expenses consisted primarily of professional fees of $75,020, rent of $19,817 and utilities of $11,172.

For the current fiscal year, CSII anticipates incurring a loss as a result of expenses associated with periodic filings required under the Securities Exchange Act of 1934 and expenses associated with promoting its business plan.

Plan of Operation.

CSII believes that our existing capital will be sufficient to meet CSII cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934, as amended, for a period of approximately one year.

We cannot assure you that the available funds will ultimately prove to be adequate to allow it to expand our business, CSII's needs for
additional financing are likely to increase substantially.   Management
and other stockholders have not made any commitments to provide
additional funds.   We cannot assure you that any additional funds will
be available to CSII to allow us to cover our expenses.   Even if
CSII's cash assets prove to be inadequate to meet CSII's operational needs, CSII might seek to compensate providers of services by issuances of stock in lieu of cash.

We do not expect to purchase or sell any significant equipment, engage in product research or development and do not expect any significant changes in the number of employees.

Controls and Procedures.   The chief executive officer/chief financial
officer of CSII has made an evaluation of the disclosure controls and procedures relating to the financial statements of CSII for the period from inception (February 8, 1988) through June 30, 2004 and have judged such controls and procedures to be effective as of June 30, 2004 (the evaluation date).

There have not been any significant changes in the internal controls of CSII or other factors that could significantly affect internal controls relating to CSII since the evaluation date.

ITEM 3.  DESCRIPTION OF PROPERTY.

CSII's principal offices are located at 3040 East Commercial Boulevard, Fort Lauderdale, Florida 33308 and consists of 1,200 square feet. The principal office space is leased on a month-to-month basis at a rental and administrative charge of $2,600 per month ($31,200 per annum), except for two months of 2003 when an additional $1,600 was paid in the aggregate and one month of 2003 when none was paid.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Currently Ram is the sole shareholder of CSII.   The following
tabulates holdings of common shares of CSII by each person who, adjusted for completion of the spin-off, will holders of record or is known by management to own beneficially more than 5.0% of the common shares and, in addition, by all directors and officers of CSII
individually and as a group.   Each named beneficial owner has sole
voting and investment power with respect to the shares set forth opposite his name.

                   Shareholdings at June 30, 2004
                Adjusted for completion of the spin-off

                                                              Percentage of
                                Number & Class(1)              Outstanding
Name and Address(4)                of Shares                   Common Shares

Diane Martini (2)(3)                53,000 Common Shares direct     3.53%
2757 NE 31 Street                  232,500 Common Shares indirect  15.50%
Lighthouse Point, FL 33064

Norman H. Becker                    51,439 Common Shares            3.43%
2404 Hollywood Boulevard
Hollywood, FL 33020

Frank R. Bauer                      74,542 Common Shares            4.97%
710 Cactus Flats Road
Carbondale, CO 80623

Creative Beauty Supply
   Of New Jersey Corporation       200,000 Common Shares          13.33%
380 Totowa Road
Totowa, NJ 07512

Ronald A. Martini (2)(3)           7,500 Common Shares direct       .50%
2757 NE 31 Street                257,713 Common Shares indirect   17.18%
Lighthouse Point, FL 33064

Corp. Invest. Assoc.(2)            172,213 Common Shares          11.48%
3040 E. Commercial Boulevard
Fort Lauderdale, FL, 33308

Financial Communications, Inc.(3)   32,500 Common Shares           2.17%
3040 E. Commercial Boulevard
Fort Lauderdale, FL 33308

Professional Programmers, Inc.(5)  200,000 Common Shares           13.1%
3040 E. Commercial Boulevard
Fort Lauderdale, FL 33308

All Officers and
Directors as a Group
               (3 persons)         178,981 Common Shares           11.93%

(1)  Based upon 1,500,000 shares outstanding at April 16, 2004.

(2) While Ronald A. Martini disclaims beneficial ownership of the shares of Common Stock owned by Diane Martini and Corporate Investment Associates, they may be deemed controlled by him. When aggregated, Mr. Martini may be deemed to be in control of 257,713 shares of CSII's Common Stock, or approximately 17.18% of its ownership interest.

(3) Together Ronald A. Martini and Diane Martini own 100% of the common stock of Financial Communications, Inc.

(4)Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise.
Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

(5)Professional Programmers, Inc. is controlled by Diane Martini, an officer and director of CSII.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Name                            Position Held          Term of Office
Norman H. Becker, age 66       President/Director       February 1988
                                                        To present

Frank Bauer, age 59         Vice President/Director         1988
                                                         To present

Diane Martini, age 56      Secretary/Treasurer/Director     1988
                                                         To present

Business Experience.

Norman H. Becker has been president and director of CSII since
inception.   Mr. Becker has been a director of Ram Ventures from 1987
to the recent change of control.   On January 15, 1993, Mr. Becker was
appointed Ram Ventures president. Since January 1985, Mr. Becker has also been self-employed in the practice of public accounting in Hollywood, Florida. Mr. Becker is a graduate of City College of
New York (Bernard Baruch School of Business) and is a member of a number of professional accounting associations including the American Institute of Certified Public Accountants, the Florida Institute of Certified Public Accountants and the Dade Chapter of the Florida Institute of Certified Public Accountants.

Frank R. Bauer has been vice president and director of CSII since 1988. Mr. Bauer has been an Officer and a director of Ram Ventures, Inc., in since February 15, 1988 and its Vice President since January 4, 1993. Mr. Bauer was also President and Chief Executive Officer of Specialty Device Installers, Inc., a privately held Florida corporation engaged in outside plant utility and construction contracting. In September of 1996, Specialty Device Installers, Inc. was acquired by Guardian
International, Inc.   Since 2001, Mr. Bauer has been employed as
president of Proguard Protection Services, Inc., a home security corporation. Mr. Bauer holds the Bachelor of Business Administration Degree from Stetson University in Deland, Florida.

Diane Martini has been Secretary/Treasurer and a director of CSII since
1988.   Ms. Martini has been Secretary/Treasurer and a director of Ram
Ventures since January 12, 1993. Ms. Martini is also President and Chief Executive Officer of Financial Communications, Inc., a privately
held Florida public relations and business consulting firm.    Since
2000, Ms. Martini has been secretary and treasurer of Professional
Programmers, Inc., an electronic monitoring company.   Ms. Martini is
married to CSII's principal shareholder, Ronald A. Martini.

ITEM 6.   EXECUTIVE COMPENSATION

To date, CSII has not entered into employment agreements nor are any contemplated.

                       SUMMARY COMPENSATION TABLE
                          Annual Compensation          Long-Term Compensation
                          -------------------          ----------------------
                                                   Awards                 Payouts
                                                -----------------------------------------
Name and                                           Other       Restricted        Options/      All
Principal                                          Annual        Stock           LTIP         Other
Position            Year    Salary   Bonus(2)   Compensation    Awards     SARS  Payouts   Compensation
---------           ----    ------   --------   ------------   ----------  ----  --------  ------------

Norman H. Becker    2002    $  -0-     --           --            --        --      --         --
 President (1)      2003    $  -0-     --           --            --        --      --         --

Frank Bauer         2002    $  -0-     --           --            --        --      --         --
 Vice-President     2003    $  -0-     --           --            --        --      --         --
 President

Diane Martini       2002    $  -0-     --           --            --        --      --         --
 Secretary/         2003    $  -0-     --           --            --        --      --         --
 Treasurer

All Executive       2002    $  -0-     --           --            --        --      --         --
Officers & Former   2003    $  -0-     --           --            --        --      --         --
Executive Officers
as a Group (3)
Persons (1)

(1) Mr. Becker's firm received a total of $12,750 in accounting fees from the Company during 2003.

Employment Contracts and Termination of Employment and Change-in
Control Arrangements.   There are no employment contracts, compensatory
plans or arrangements, including payments to be received from CSII, with respect to any director or executive officer of CSII which would in any way result in payments to any such person because of his resignation, retirement or other termination of employment with us or any subsidiary, any change in control of CSII, or a change in the person's responsibilities following a change in control of CSII.

Messrs. Norman H. Becker and Frank Bauer devote approximately 20% of their time, respectively, to CSII's affairs. Ms. Diane Martini currently devotes approximately 80% of her time to CSII's affairs. There are no employment agreements in effect or presently contemplated and there was no compensation paid to officers during the year ended December 31, 2003.

Board of Directors Compensation.   Members of the board of directors
may receive an amount yet to be determined annually for their participation and will be required to attend a minimum of four meetings
per fiscal year.   To date, CSII has paid $0.00 in directors' expenses.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Professional and Consulting Fees - CSII paid officers, directors, stockholders and affiliates professional and consulting fees amounting to $17,000 in 2002 and $11,800 in 2003.

Office Expense - Office expenses were paid to stockholders and/or entities affiliated through common officers, directors and shareholders amounting to $9,600 in 2002, and $10,950 in 2003.

Accounting Fees - Accounting fees paid to a CPA firm owned by CSII's President amounted to $24,672 in 2002, and $12,750 in 2003.

Rent Expense - Rent paid to an entity having officers, directors and shareholders in common with CSII amounted to $21,000 in 2002, and $19,250 in 2003.

There are no other agreements between Ram Ventures and CSII post spin-
off.   On March 31, 2004, the assets and liabilities of Ram Venture
were contributed at book value to CSII.   Ram Venture did not retain
any liability once the spin-off was completed and Ram Venture and CSII will mutually release each other from any claims after the spin-off.

ITEM 8.  DESCRIPTION OF SECURITIES

The following statements constitute brief summaries of CSII's
Certificate of Incorporation and Bylaws, as amended.

Common Stock. CSII's articles of incorporation authorize it to issue up to 10,000,000 common shares, $.0001 par value per common share. As of June 30, 2004, 10,000 common shares were issued and outstanding.
On July 6, 2004, a 150 for 1 forward stock split was effectuated resulting in 1,500,000 issued and outstanding common shares.

Liquidation Rights.   Upon liquidation or dissolution, each outstanding
common share will be entitled to share equally in the assets of CSII legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.   There are no limitations or restrictions upon the
rights of the board of directors to declare dividends out of any funds legally available therefore. CSII has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The board of directors initially may follow a policy of retaining earnings, if any, to finance the future growth of CSII. Accordingly, future dividends, if any, will depend upon, among other considerations, CSII's need for working capital and its financial conditions at the time.

Voting Rights.   Holders of common shares of CSII are entitled to
voting rights of one hundred percent. Holders may cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights.   Common shares are not redeemable, have no conversion
rights and carry no preemptive or other rights to subscribe to or purchase additional common shares in the event of a subsequent offering.

Transfer Agent. American Stock Transfer & Trust Company acts as CSII's transfer agent.

                               PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information.   CSII's common stock is not included in the pink
sheets or in the OTC Bulletin Board maintained by the NASD. CSII plans to apply to the OTC Bulletin Board.

The 1,500,000 common shares to be distributed in the spin-off will be
freely tradable under the terms of Staff Legal Bulletin #4.   There is
no public trading market for CSII common stock and there is no guarantee any trading market will develop.

Holders.   The sole shareholder of record of CSII's common stock, prior
to completion of the spin-off is Ram Ventures, Inc.   As a result of
the spin-off, the approximate number of record holders of CSII will be 552.

Dividends.   Holders of CSII's common stock are entitled to receive
such dividends as may be declared by its board of directors after the spin-off has been completed.

ITEM 2.  LEGAL PROCEEDINGS

CSII is not a party to any legal proceedings nor is CSII aware of any disputes that may result in legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

(a)  On June 11, 2003, the board of directors of CSII dismissed
Grassano Accounting P.A. as CSII's independent public accountants and
notified them on that same date.   The decision to use another
accounting firm was made due to the fact that the accounting firm was unable to perform the services required.

     Grassano Accounting P.A.'s report on the financial statements of CSII for the fiscal year ended December 31, 2002 neither contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.

     During CSII's fiscal year ended December 31, 2002 and the interim period through the date of dismissal, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure and there were no "reportable events" with Grassano Accounting P.A. as described in Items 304 (a)(1)(iv) and (v) of Regulation S-K, respectively.

(b) On March 25, 2004, the board of directors of CSII engaged the accounting firm of Sherb & Co., LLP as principal accountants of CSII
for the fiscal year ended December 31, 2003.   CSII did not consult
Sherb & Co., LLP during CSII's fiscal year ended December 31, 2002 and for the quarter ended March 31, 2003.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

None

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification. CSII shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Florida, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of CSII, or served any other enterprise as director, officer or employee at the request of CSII. The board of directors, in its discretion, shall have the power on behalf of CSII to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of CSII.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of CSII, CSII has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by CSII of expenses incurred or paid by a director, officer or controlling person of CSII in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, CSII will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.


                             PART F/S

The following financial statements required by Item 310 of Regulation S-B are furnished below:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BALANCE SHEETS -  December 31, 2003 and June 30, 2004 (unaudited)

STATEMENTS OF OPERATIONS - for the years ended December 31, 2003 and 2002 and for the six months ended June 30, 2004 and 2003 (unaudited)

STATEMENTS OF STOCKHOLDERS' EQUITY. - for the years ended December 31, 2003 and 2002 and for the six months ended June 30, 2004 (unaudited)

STATEMENTS OF CASH FLOWS - for the years ended December 31, 2003 and 2002 and for the six months ended June 30, 2004 and 2003 (unaudited)

NOTES TO FINANCIAL STATEMENTS

Board of Directors
Corrections Systems International, Inc.
Fort Lauderdale, Florida

     REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheet of Corrections Systems International, Inc. as of December 31, 2003, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corrections Systems International, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year ended December 31, 2003, in conformity with the accounting principles generally accepted in the United States of America.





                                  /s/ Sherb & Co., LLP
                                  Certified Public Accountants


New York, New York
June 14, 2004

                        GRASSANO ACCOUNTING P.A.
           Certified Public Accountants & Business Consultants
                  900 North Federal Highway, Suite 160
                     Boca Raton, Florida 33432-2754


Board of Directors
Corrections Systems International, Inc.
Fort Lauderdale, Florida

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of Corrections Systems International, Inc. as of December 31, 2002, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corrections Systems International, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2002, in conformity with the accounting principles generally accepted in the United States of America.





                                  /s/ Grassano Accounting, P.A.


Boca Raton, Florida
March 3, 2003

                 CORRECTIONS SYSTEMS INTERNATIONAL, INC.
                             BALANCE SHEETS

                                             December 31,   June 30,
                                                 2003         2004
                                              ----------   ----------
                                                           (unaudited)
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                   $   43,166   $  113,072
  Marketable securities                          585,939      628,639
  Dividends receivable                             4,653            -
  Loan receivable                                      -        3,000
  Accrued interest receivable, net of
   allowance of $8,393 in 2003 and 2004,
   respectively                                    6,366        8,877
                                              ----------   ----------
      TOTAL CURRENT ASSETS                       640,124      753,588

PROPERTY AND EQUIPMENT, NET                        3,106        2,503

OTHER ASSETS:
  Deposits                                         1,000        1,000
  Accounts receivable - related party             12,500       12,500
  Securities available for sale                  160,665      550,000
  Notes receivable - related parties              83,000      133,000
                                              ----------   ----------
                                              $  900,395   $1,452,591
                                              ==========   ==========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current portion of note payable -
   related party                              $        -   $   30,000
  Accounts payable                                 2,525        5,223
                                              ----------   ----------
      TOTAL CURRENT LIABILITIES                    2,525       35,223

  Note payable - related party                         -       18,375
                                              ----------   ----------
      TOTAL LIABILITIES                            2,525       53,598

STOCKHOLDERS' EQUITY
  Common stock $.0001 par value: x,xxx,xxx
   authorized, 1,500,000 shares issued and
   outstanding in 2003 and 2004, respectively        150          150
  Additional paid-in capital                   2,624,234    2,790,859
  Accumulated deficit                         (1,729,528)  (1,849,538)
  Accumulated other comprehensive income           3,014      457,522
                                              ----------   ----------
      TOTAL STOCKHOLDERS' EQUITY                 897,870    1,398,993
                                              ----------   ----------
                                              $  900,395   $1,452,591
                                              ==========   ==========




See notes to financial statements.

                 CORRECTIONS SYSTEMS INTERNATIONAL, INC.
                        STATEMENTS OF OPERATIONS

                                       Years ended             Six months ended
                                       December 31,                June 30,
                                    2003         2002         2004         2003
                                 ----------   ----------   ----------   ----------
                                                           (unaudited)  (unaudited)
REVENUES:
Dividends and interest           $   50,963   $   52,188   $   20,189   $   24,040
Realized and unrealized gain
  (loss) on marketable securities    54,001     (277,471)     (48,329)      56,231
Other income                          6,525            -            -            -
                                 ----------   ----------   ----------   ----------
                                    111,489     (225,283)     (28,140)      80,271
                                 ----------   ----------   ----------   ----------

OPERATING EXPENSES:
General and administrative          122,078      148,185       91,686       65,236
Interest                                 52          518          184           43
Provision for doubtful accounts           -      183,393            -            -
                                 ----------   ----------   ----------   ----------
                                    122,130      332,096       91,870       65,279
                                 ----------   ----------   ----------   ----------

NET INCOME (LOSS)                $  (10,641)  $ (557,379)  $ (120,010)  $   14,992
                                 ==========   ==========   ==========   ==========
Weight average common shares
  outstanding - basic and
  diluted                         1,500,000    1,500,000    1,500,000    1,500,000
                                 ==========   ==========   ==========   ==========

Net income (loss) per common share
  basic and diluted              $    (0.01)  $    (0.37)  $     (.08)  $     0.01
                                 ==========   ==========   ==========   ==========





See notes to financial statements.

                 CORRECTIONS SYSTEMS INTERNATIONAL, INC.
                   STATEMENT OF STOCKHOLDERS' EQUITY
                YEARS ENDED DECEMBER 31, 2003 AND 2002 AND
            FOR THE SIX MONTHS ENDED JUNE 30, 2004 (UNAUDITED)

                                                           Additional
                                      Common Stock           Paid-in
                                   Shares       Amount       Capital
                                 ----------   ----------   ----------
Balance, December 31, 2001        1,500,000   $      150   $2,699,263

Unrealized loss on available for
  sale securities                         -            -            -

Net loss                                  -            -            -
                                 ----------   ----------   ----------

Balance, December 31, 2002        1,500,000          150    2,699,263

Distributions                             -            -      (75,029)

Unrealized gain on available for
  sale securities                         -            -            -

Net loss                                  -            -            -
                                 ----------   ----------   ----------

Balance December 31, 2003         1,500,000          150    2,624,234

Shareholder contributions (unaudited)     -             -     250,000

Distributions (unaudited)                 -             -     (83,375)

Unrealized gain on available for
  sale securities (unaudited)             -             -           -

Net loss (unaudited)                      -            -            -
                                 ----------   ----------   ----------

Balance, June 30, 2004
  (unaudited)                     1,500,000   $      150   $2,790,859
                                 ==========   ==========   ==========





See notes to financial statements.

                 CORRECTIONS SYSTEMS INTERNATIONAL, INC.
                   STATEMENTS OF STOCKHOLDERS' EQUITY
               YEARS ENDED DECEMBER 31, 2003 AND 2002 AND
           FOR THE SIX MONTHS ENDED JUNE 30, 2004 (UNAUDITED)
CONTINUED

                                             Accumulated
                                                 Other
                                                 Compre-     Total
                                                hensive     Stock-
                                Accumulated     Income      holders'
                                   Deficit      (Loss)       Equity
                                 ----------   ----------   ----------
Balance, December 31, 2001      $(1,161,508)  $        -   $1,537,905

Unrealized loss on available for
  sale securities                         -      (58,110)     (58,110)

Net loss                           (557,379)           -     (557,379)
                                 ----------   ----------   ----------

Balance December 31, 2002        (1,718,887)     (58,110)     922,416

Distributions                             -            -      (75,029)

Unrealized gain on available for
  sale securities                         -       61,124       61,124

Net loss                            (10,641)           -      (10,641)
                                 ----------   ----------   ----------

Balance, December 31, 2003       (1,729,528)       3,014      897,870

Stockholders' contributions               -            -      250,000

Distributions (unaudited)                 -            -      (83,375)

Unrealized gain on available for
  sale securities (unaudited)             -      454,508      454,508

Net loss (unaudited)               (120,010)           -     (120,010)
                                 ----------   ----------   ----------

Balance, June 30, 2004
  (unaudited)                   $(1,849,538)  $  457,522   $1,398,993
                                 ==========   ==========   ==========





See notes to financial statements.

                 CORRECTIONS SYSTEMS INTERNATIONAL, INC.
                        STATEMENTS OF CASH FLOWS

                                                              Years Ended
                                                              December 31,
                                                           2003         2002
                                                        ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)                                              $  (10,641)  $ (557,379)
                                                        ----------   ----------
Adjustments to reconcile net loss to net cash
 provided by (used in) operating activities:
  Depreciation                                               1,113          648
  Provision (credit) for uncollectible accounts             (6,500)     183,393
  (Gain) Loss on sale of marketable securities              88,810      158,604
  Unrealized (gain) loss on marketable securities         (142,811)     118,867
Change in operating assets and liabilities:
  (Increase) decrease in dividends receivable               (3,295)       3,882
  Increase in accrued interest receivable                   (3,326)     (11,433)
  Decrease in other assets and liabilities                   1,001        4,521
  (Increase) decrease in deposits                                -          567
  (Decrease) increase in accounts payable and accrued
   expenses                                                  2,525      (11,150)
  Purchases of marketable securities                      (224,090)    (194,563)
  Proceeds from the sale of marketable securities          244,587      372,996
                                                        ----------   ----------
Total adjustments                                          (41,986)     626,332
                                                        ----------   ----------
Net cash provided by (used in) operating activities        (52,627)      68,953
                                                        ----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Principal collection of notes receivable-related
   parties                                                   6,500      112,500
  Advances on notes receivable-related parties             (50,000)           -
  Purchase of securities available for sale                      -      (15,600)
  Purchase of property and equipment                        (3,150)           -
                                                        ----------   ----------
Net cash provided by (used in) investing activities        (46,650)      96,900
                                                        ----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Capital contributions                                          -       22,000
  Proceeds from borrowings                                       -            -
  Repayments of borrowings                                       -     (134,664)
                                                        ----------   ----------
Net cash provided by (used in) financing activities              -     (112,664)
                                                        ----------   ----------




                 CORRECTIONS SYSTEMS INTERNATIONAL, INC.
(CONTINUED)             STATEMENTS OF CASH FLOWS


                                                              Years Ended
                                                              December 31,
                                                           2003         2002
                                                        ----------   ----------
NET INCREASE (DECREASE) IN CASH
  CASH EQUIVALENTS                                         (99,277)      53,189

CASH AND CASH EQUIVALENTS
    Beginning of year                                      142,443       89,254
                                                        ----------   ----------
    End of period                                       $   43,166   $  142,443
                                                        ==========   ==========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW ACTIVITIES:
    Interest                                            $       52   $      518
                                                        ==========   ==========
    Income taxes                                        $        -   $        -
                                                        ==========   ==========





See notes to financial statements.




                 CORRECTIONS SYSTEMS INTERNATIONAL, INC.
(CONTINUED)             STATEMENTS OF CASH FLOWS


                                                            Six Months Ended
                                                                June 30,
                                                           2004         2003
                                                        ----------   ----------
                                                        (unaudited)  (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                       $ (120,010)  $   14,992
Adjustments to reconcile net loss to net cash
 provided by (used in) operating activities:
  Depreciation                                                 603          572
  Provision (credit) for uncollectible accounts                  -            -
  (Gain) Loss on sale of marketable securities             (60,883)      37,194
  Unrealized (gain) loss on marketable securities          109,212      (93,425)
Change in operating assets and liabilities:
  (Increase) decrease in dividends receivable                4,653          249
  Increase in accrued interest receivable                   (2,511)      (2,545)
  Decrease in other assets and liabilities                       -          966
  (Increase) in loan receivable                             (3,000)           -
  (Increase) decrease in deposits                                -            -
  (Decrease) increase in accounts payable and accrued
   expenses                                                  2,699        2,175
  Purchases of marketable securities                      (228,987)    (120,780)
  Proceeds from the sale of marketable securities          203,130      143,861
                                                        ----------   ----------
Total adjustments                                           24,916      (31,733)
                                                        ----------   ----------
Net cash provided by (used in) operating activities        (95,094)     (16,741)
                                                        ----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Principal collection of notes receivable-related
   parties                                                       -            -
  Advances on notes receivable-related parties             (50,000)     (50,000)
  Purchase of securities available for sale                      -            -
  Purchase of property and equipment                             -       (3,150)
                                                        ----------   ----------
Net cash provided by (used in) investing activities        (50,000)     (53,150)
                                                        ----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Capital contributions                                    250,000            -
  Proceeds from borrowings                                       -            -
  Repayments of borrowings                                 (35,000)           -
                                                        ----------   ----------
Net cash provided by (used in) financing activities        215,000            -
                                                        ----------   ----------




                 CORRECTIONS SYSTEMS INTERNATIONAL, INC.
(CONTINUED)             STATEMENTS OF CASH FLOWS


                                                            Six Months Ended
                                                                June 30,
                                                           2004         2003
                                                        ----------   ----------
                                                        (unaudited)  (unaudited)
NET INCREASE (DECREASE) IN CASH
    CASH EQUIVALENTS                                        69,906      (69,891)

CASH AND CASH EQUIVALENTS
    Beginning of year                                       43,166      142,443
                                                        ----------   ----------
    End of period                                       $  113,072   $   72,552
                                                        ==========   ==========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW ACTIVITIES:
    Interest                                            $      184   $       43
                                                        ==========   ==========
    Income taxes                                        $        -   $        -
                                                        ==========   ==========





See notes to financial statements.

                 CORRECTIONS SYSTEMS INTERNATIONAL, INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 2003 AND 2002 AND FOR THE
               SIX MONTHS ENDED JUNE 30, 2004 (UNAUDITED)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Capitalization - Corrections Systems International, Inc. (the "Company") was incorporated on February 8, 1988 in the State of Florida. On March 31, 2004, the Company's previous parent, Ram Venture Holdings Corp. (RAM), entered into a definitive agreement and plan of reorganization with a privately held Arkansas corporation in which RAM was the surviving entity. Pursuant to the Agreement Ram's common stock was reverse split one for ten. On April 21, 2004, the reverse merger was completed.

In connection with the reverse merger of RAM all of its assets and liabilities were transferred to the Company. The result of this transaction is that the Company is a stand alone, privately held Florida corporation owned by all of the shareholders of RAM in the same proportion as they held prior to the merger taking place. For each share of common stock of RAM held on the record date determined prior to the reverse split of 1:10 declared by RAM, the holder will receive one share of the Company's common stock. Accordingly, 1,500,000 shares of the Company's common stock will be issued to RAM's shareholders. That is, for each pre-merger share of RAM's common stock held, the shareholders will receive one share of the Company's common stock upon distribution of all of the Company's common stock to the shareholders of the Company.

Due to the fact that the remaining assets of Ram are transferred to the Company in connection with the distribution, the distribution was reported for accounting purposes as a "reverse spin-off" under generally accepted accounting principles. The Spin-off was treated as a reverse spin-off for financial statement purposes because substantially all of Ram's assets and operations were held by the Company after the spin-off. Therefore, the spin-off has been reflected, for financial statement presentation, as if the Company was a new company consisting of Ram's historical operations. The information contained herein indicated the results of operations or financial condition of the Company that would have been reported for the periods indicated had the Spin-off occurred on the first day of the periods discussed.

Interim Financial Statements - The accompanying balance sheet as of June 30, 2004, the statements of operations and of cash flows for the six-month periods ended June 30, 2004 and 2003, and the statement of stockholders equity for the six months ended June 30, 2004, are unaudited. In the opinion of management, such information is not misleading and includes all normal recurring adjustments necessary for a fair presentation of this interim information when read in conjunction with the audited financial statements and notes hereto. Results for the six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

Cash and Cash Equivalents - For purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities - The Company's marketable securities consists of trading securities, which are carried at market value in the accompanying balance sheets. Unrealized gains and losses resulting from fluctuations in market price are reflected in the statement of operations.

Securities Available for Sale - The Company's securities available for sale represents its investment in Global Digital Solutions, Inc. F/K/A Creative Beauty Supply, Inc., is carried at market value in the accompanying balance sheets. Unrealized gains and losses resulting from fluctuations in market price are reflected in the balance sheets under the caption "accumulated other comprehensive income (loss)".

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using the straight-line method three-to-five year estimated useful lives of the assets.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company accounts for income taxes under the Financial Accounting Standards Board of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings (Loss) per Share - The Company presents "basic" earnings
(loss) per share and, if applicable, "diluted" earnings per share pursuant to the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"). Basic earnings
(loss) per share is calculated by dividing net income or loss by the weighted average number of shares outstanding during each period. The calculation of diluted earnings (loss) per share is the same as the basic earnings (loss) per share since the Company has no outstanding options, warrants or convertible debt.

Fair Value of Financial Instruments - The carrying amounts reported in the balance sheet for cash, marketable securities, notes receivable and accounts payable approximate fair value based on the short term maturity of these instruments.

Recent Accounting Pronouncements - In June 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a

Restructuring)." SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect the application of the provisions of SFAS No. 146 to have an impact on its financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148. "Accounting for Stock-Based Compensation - Transition and Disclosure." This statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure provisions in the accompanying financial statements.

In April 2003, the FASB issued SFAS Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging activities," which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003, except for certain hedging relationships designated after June 30, 2003. Most provisions of this Statement should be applied prospectively. The Company does not expect the adoption of SFAS No. 149 to have a material impact on its financial statements.

In May 2003, the FASB issued SFAS Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities, if applicable. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The Company does not expect the adoption of SFAS No. 150 to have a material impact on its financial statements.

In December 2003, the FASB revised SFAS No. 132, "Employers'
Disclosures about Pensions and other Postretirement Benefits," ("SFAS No. 132") establishing additional annual disclosures about plan assets, investment strategy, measurement date, plan obligations and cash flows.

In addition, the revised standard established interim disclosure requirements related to the net periodic benefit cost recognized and contributions paid or expected to be paid during the current fiscal year. The new annual disclosures are effective for financial statements with fiscal years ending after December 15, 2003 and the interim period disclosures are effective for interim periods beginning after December 15, 2003. The Company adopted the annual disclosures for its fiscal year ending December 31, 2004 and the interim disclosures for its second fiscal quarter ending June 30, 2004. The adoption of the revised SFAS No. 132 had no impact on the Company's results of operation or financial condition.


NOTE B - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                            December 31,    June 30,
                                                 2003         2004
                                              ----------   ----------
                                                           (unaudited)

     Furniture and equipment                  $   18,640   $   18,640
     Less:  accumulated depreciation              15,534       16,137
                                              ----------   ----------
                                              $    3,106   $    2,503
                                              ==========   ==========

Depreciation expense for the year ended December 31, 2003 is $1,113 and $6,930 for the six months ended June 30, 2004.


NOTE C - NOTES RECEIVABLE - RELATED PARTIES

Notes receivable related parties consist of the following:

                                            December 31,    June 30,
                                                 2003         2004
                                              ----------   ----------
                                                           (unaudited)
10 percent Unsecured Note.  Due on demand
 from a company related by common officers
 and shareholders                             $   20,000   $   20,000

8 percent Notes Receivable.  Due from
 officers and directors, secured by 900,000
 shares of the company's common stock             13,000       13,000

8 percent Secured Note Receivable.  Due from
 an alarm company whose principal shareholder
 is an officer of the Company.  The note is
 due January 31, 2005, and is convertible
 into 150,000 shares of the alarm company
 at anytime prior to January 31, 2005 at the
 option of the Company.  Interest is
 payable quarterly                                50,000       50,000

8 percent Secured Note Receivable.  Due from
 an alarm company whose principal shareholder
 is an officer of the Company.  The note is
 due March 15, 2007, and is convertible
 into shares of the alarm company at
 anytime prior to March 15, 2006 at the
 option of the Company.  Interest is
 payable quarterly                                     -       50,000
                                              ----------   ----------
                                              $   83,000   $  133,000
                                              ==========   ==========

Interest earned on notes amounted to $6,307 for the year ended December 31, 2003 and $4,520 for the six months ended June 30, 2004.

NOTE D - MARKETABLE SECURITIES

Trading securities consists of the following:

                                            December 31,    June 30,
                                                 2003         2004
                                              ----------   ----------
                                                           (unaudited)
Cost of trading securities                    $  754,285   $  906,197
Allowance for appreciation (decline) in
 market value                                   (168,346)    (277,558)
                                              ----------   ----------
Trading securities                            $  585,939   $  628,639
                                              ==========   ==========

Securities available for sale consists of the following:

                                            December 31,    June 30,
                                                 2003         2004
                                              ----------   ----------
                                                           (unaudited)
Cost of common shares of Global Digital
 Solutions, Inc.                              $  157,651   $   92,478
Allowance for appreciation in market value         3,014      457,522
                                              ----------   ----------
Securities available for sale                 $  160,665   $  550,000
                                              ==========   ==========

The unrealized gain (loss) on marketable securities amounted to $(625) for the year ended December 31, 2003 and is $(109,211) for the six months ended June 30, 2004.

NOTE E - STOCKHOLDERS' EQUITY

The spin-off of the Company will be effected by a distribution to RAM's shareholders of record. For each share of common stock of RAM held on the record date determined prior to the reverse stock split declared by RAM, the holder will receive one share of common stock of the Company. Accordingly, the Company will issue 1,500,000 shares of common stock. All common shares and per share data have been retroactively adjusted to reflect this spin off.

Capital contributions (distributions) represent funds and net assets contributed by Ram the Company prior to the spin-off.

On July 6, 2004, a 150 for 1 forward stock split was effectuated
resulting in 1,500,000 issued and outstanding common shares.    All
amounts in the accompanying financial statements have been retroactively adjusted to reflect the forward stock split.

NOTE F - COMPREHENSIVE INCOME (LOSS)

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," at the beginning of 1998. The adoption had no impact on net income or total stockholders' equity. Comprehensive income consists of net income and other comprehensive income.

In January 2002, the Company acquired 630,000 shares of Global Digital Solutions, Inc. F/K/A Creative Beauty Supply, Inc. These shares represent available for sale securities according to SFAS No. 115. A summary of comprehensive income (loss) is as follows:

                                            December 31,    June 30,
                                                 2003         2004
                                              ----------   ----------
                                                           (unaudited)
Accumulated other comprehensive income
  (loss),beginning of year                    $  (58,110)  $    3,014
Unrealized gain (loss) on available for
  sale securities                                 61,124      454,508
                                              ----------   ----------
Accumulated other comprehensive
  income (loss),end of period                 $    3,014   $  457,522
                                              ==========   ==========
Basic and diluted comprehensive
  income (loss) per common share              $     (.00)  $      .30
                                              ==========   ==========


NOTE G - INCOME TAXES

Components of deferred taxes are as follows:

     Current Tax Asset (Liability)
                                                 2003         2004
                                              ----------   ----------
Allowance for market decline
  of equity securities                        $   65,306   $  109,635
Net operating loss carry forward                 430,503      477,907
                                              ----------   ----------
Total current tax benefit                        495,809      587,542
Valuation allowance                             (495,809)    (587,542)
                                              ----------   ----------
Net deferred tax asset                        $        -   $        -
                                              ==========   ==========

At December 31, 2003, management is unable to predict profitable operations for the Company in the future. Accordingly, a 100 percent valuation allowance has been provided.

At December 31, 2003, the Company had available net operating loss carryforwards, for tax reporting purposes, of approximately $1,168,035 expiring through 2023. These operating losses may be limited to the extent an "ownership change" occurs.

NOTE H - RELATED PARTY TRANSACTIONS

Professional and Consulting Fees - the Company paid officers, directors, stockholders and affiliates professional and consulting fees amounting to $17,000 in 2002, $11,800 in 2003, and $800 for the six
months ended June 30, 2004.

Office Expense - Office expenses were paid to stockholders and/or entities affiliated through common officers, directors and shareholders amounting to $9,600 in 2002, $10,950 in 2003, and $2,050 for the six
months ended June 30, 2004.

Accounting Fees - Accounting fees paid to a CPA firm owned by the Company's President amounted to $24,672 in 2002, $12,750 in 2003, and $12,025 for the six months ended June 30, 2004.

Rent Expense - Rent paid to an entity having officers, directors and shareholders in common with the Company amounted to $21,000 in 2002, $19,250 in 2003, and $4,100 for the six months ended June 30, 2004.


NOTE I - CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, investments in marketable securities and accounts receivable. The Company places its cash investments and investments in marketable securities with high quality institutions and limits the amount of credit exposure to any one institution or investee.

                           PART III


ITEM 1.  INDEX TO EXHIBITS

(3) Charter and By-Laws

ITEM 2.  DESCRIPTION OF EXHIBITS

(3.1) Articles of Incorporation
(3.2) Bylaws

                  SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Corrections Systems International, Inc.

Date:  September 27, 2004    /s/ Norman Becker
                            ---------------------
                            By: Norman Becker
                                President, Chief Executive Officer